UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 1-16247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLOWERS FOODS, INC.

1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of Flowers Foods, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) at December 31, 2015 is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 15, 2016

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statements of Net Assets Available For Benefits

December 31, 2015 and 2014

	December 31,
	2015	2014
Assets
Investments, at fair value
Mutual funds	$409,318,820	$398,750,228
Collective investment trust	49,296,270	47,735,893
Flowers Foods, Inc. Common Stock Fund	61,225,979	54,901,146

Total investments, at fair value	519,841,069	501,387,267

Receivables
Employer contributions	481,399	464,008
Participant contributions	476,542	452,033
Notes receivable from participants	24,129,994	22,193,047

Total receivables	25,087,935	23,109,088

Net assets available for benefits	$544,929,004	$524,496,355

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2015

2015
Additions to net assets attributed to
Investment income:
Dividends	$18,703,759
Interest	840,032
Net depreciation in fair value of investments	(7,558,757)

Total investment income	11,985,034

Interest income on notes receivable from participants	1,133,661

Contributions:
Employer	25,768,017
Participants	26,438,789
Rollovers	965,023

Total contributions	53,171,829

Total additions	66,290,524

Deductions from net assets attributed to
Benefit payments	(45,799,650)
Administrative expenses	(58,225)

Total deductions	(45,857,875)

Net increase in net assets	20,432,649
Net assets available for benefits at beginning of year	524,496,355

Net assets available for benefits at end of year	$544,929,004

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Empower Retirement, Great-West Trust Company LLC (“Empower”) is the trustee and record-keeper of the Plan.

Eligibility for Participation

Employees are eligible to participate in the Plan starting with the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee contribution rate. The employee contribution rate automatically increases by 1% each year after the first full calendar year at 3% until the employee contribution rate is 6%. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute a different percentage they can change the initial automatic contribution percentage. These changes can be made at any time, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date.

Contributions

Allowable employee contributions can be up to 100% of the participant’s available pay, up to the Internal Revenue Service (“IRS”) maximum amount of $18,000 in 2015. Participants direct the investment of their contributions and the Company’s contributions on their behalf into various investment options offered by the Plan.

The Company provides matching contributions generally equal to 50% of the first 1% to 6% of the participant’s elective contributions with a maximum match of 3%. Also, the Company makes a basic contribution, as described in the Plan, of 3% whether or not the employee makes employee contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make $6,000 of catch-up contributions in 2015.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their employee contributions plus allocated earnings thereon. The vesting period for the Company contributions is two years of service for basic contributions and three years of service for matching contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions. The interest rates ranged from 3.25% to 11.5% for outstanding participant loans as of December 31, 2015. The interest rates ranged from 3.25% to 11.5% for outstanding participant loans as of December 31, 2014. The applicable rate for any loans issued on December 31, 2015 was 5.25%.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and distributions for hardship withdrawals to terminated participants are paid by the affected participants and are presented as administrative expenses in the statement of changes in net assets available for benefits. Fees paid to the trustee were $58,225 and $52,360 for the years ended December 31, 2015 and December 31, 2014, respectively. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less. Balances in excess of $5,000 can remain in the plan until the participant reaches the required minimum distribution age of 70 1/2. Once a terminated vested participant reaches age 70 1/2, they are required to begin receiving minimum distributions beginning on April 1 of the year following the year they attained age 70 1/2.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6, Fair Value Measurements, for discussion of fair value measurements.

The Plan invests in investment contracts though a collective trust. The Plan adopted guidance during 2015 that requires fully benefit-responsive investment contracts to be reported at fair value. Previously, the collective investment trust was presented at fair and contract value. As discussed in Note 4, the Plan early adopted the guidance retrospectively and all prior periods presented reflect the new disclosure requirements.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments sold during the year, as well as those that were held at the end of the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned; related fees are recorded as administrative expenses and are expensed when incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ compensation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Amendments

On June 22, 2015, the Plan was amended for the purpose of meeting the preconditions of the Internal Revenue Service for the issuance of a favorable determination letter on the qualified status of the Plan, effective as of January 1, 2007. The amendment and restatement did not have an impact on any other provisions of the Plan.

On March 28, 2016, the Plan was amended for the purpose of providing for the merger with and into the Plan of the Dave’s Killer Bread 401(k) Retirement Savings Plan (“DKB”) and the Alpine Valley Bread 401(k) Profit Sharing Plan (“Alpine”), effective as of April 1, 2016. The merger into the Plan of the DKB and Alpine assets will be included in the Plan’s 2016 financial statements.

4.	Recent Accounting Pronouncements

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This standard update removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820 and is effective for the Plan retrospectively for the year ending December 31, 2017 with early adoption permitted. The Plan elected to early adopt this standard update for the year ended December 31, 2015 and adjusted the financial statement disclosures for all periods presented. The adoption of this new accounting guidance did not have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). The standard update eliminates the requirement for retirement plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation of investments by general type. Additionally, the standard update requires net appreciation of investments be grouped only by general type, eliminating the need to further disaggregate the investments. The standard update is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan elected to early adopt this standard update for the year ended December 31, 2015 and adjusted the financial statement disclosures for all periods presented. The adoption of this new accounting guidance did not have a material impact on the Plan’s financial statements.

5.	Investment in Flowers Foods, Inc. Common Stock Fund

The Plan held investments in the Company at December 31, 2015 and December 31, 2014 as shown in the following table:

	2015	2014
Number of common shares held	2,793,156	2,802,509
Market value of common shares held (at $21.49 and $19.19 per common share, respectively)	$60,024,922	$53,780,142
Common shares as a percentage of the fair value of the Plan’s total investments	11.03%	10.71%
Common shares as a percentage of Flowers Foods, Inc.	1.32%	1.34%
Cash held in Federated Government Obligation Fund	$1,200,997	$1,121,004

With regard to the Flowers Foods, Inc. Common Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in the fund option. As of December 31, 2015 there were approximately 2,793,156 units outstanding with a market value of approximately $21.92 per unit related to the Flowers Foods, Inc. Common Stock Fund. As of December 31, 2014 there were approximately 2,802,509 units outstanding with a market value of approximately $19.59 per unit related to the Flowers Foods, Inc. Common Stock Fund.

6.	Fair Value Measurements

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs, other than quoted prices, that are observable for the asset;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. Common Stock Fund — Valued at the closing price reported on the active market on which the security is traded plus any cash held by the fund and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trust — The investments include a stable value fund. The fair values of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy as of December 31, 2015 and 2014:

	Fair Value Measurements at December 31, 2015
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$109,970,259	$—	$—	$109,970,259
Asset allocation objective	75,855,502	—	—	75,855,502
Value objective	149,754,014	—	—	149,754,014
Income objective	73,739,045	—	—	73,739,045

Total mutual funds	409,318,820	—	—	409,318,820

Flowers Foods, Inc. Common Stock Fund (1)	61,225,979	—	—	61,225,979

Investments measured at net asset value (2)	—	—	—	49,296,270

Total investments at fair value	$470,544,799	$—	$—	$519,841,069

	Fair Value Measurements at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Mutual funds
Growth objective	$81,102,350	$—	$—	$81,102,350
Asset allocation objective	92,272,766	—	—	92,272,766
Value objective	155,166,053	—	—	155,166,053
Income objective	70,209,059	—	—	70,209,059

Total mutual funds	398,750,228	—	—	398,750,228

Flowers Foods, Inc. Common Stock Fund (1)	54,901,146	—	—	54,901,146

Investments measured at net asset value (2)	—	—	—	47,735,893
Total investments at fair value	$453,651,374	$—	$—	$501,387,267

(1)	Includes 1,200,997 and 1,121,004 shares of the Federated Government Obligation Fund valued at $1,200,997 and $1,121,004 on December 31, 2015 and December 31, 2014, respectively.

(2)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014, respectively.

As of December 31, 2015:

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$49,296,270	N/A	Daily	7-30 days

As of December 31, 2014:

Name	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Putnam Stable Value Fund	$47,735,893	N/A	Daily	7-30 days

7.	Related Party Transactions

Certain Plan investments are shares of a collective investment trust and mutual funds managed by Empower, and shares of Flowers Foods, Inc. Common Stock Fund. At December 31, 2015 and 2014, the Plan held 2,793,156 shares and 2,802,509 shares of Flowers Foods, Inc. Common Stock Fund with a market value of $61,225,979 and $54,901,146, respectively. The fair value of the Flowers common stock in the Flowers Foods, Inc. Common Stock Fund was $60,024,922 and $53,780,142 as of December 31, 2015 and December 31, 2014, respectively. There were purchases and sales of shares in the Flowers Foods, Inc. Common Stock Fund of $7,542,759 and $7,872,067, respectively, during 2015. There were purchases and sales of shares in the Flowers Foods, Inc. Common Stock Fund of $7,298,153 and $7,782,096, respectively, during 2014. Income from the Flowers Foods, Inc. Common Stock Fund was $1,605,574 and $1,378,695 respectively, during 2015 and 2014. Empower is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, certain transactions such as contributions from the Plan Sponsor and dividends, purchases, and sales involving funds managed by Empower qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid to the trustee were $58,225 and $52,360 for the years ended December 31, 2015 and December 31, 2014, respectively. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. There were purchases and sales of the Putnam Stable Value Fund of $13,264,702 and $22,182,667, respectively.

8.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

9.	Forfeitures

At December 31, 2015 and 2014, forfeited nonvested accounts totaled $146,200 and $125,962, respectively. These accounts will be used to reduce future Company contributions. Also, during 2015 Company contributions were reduced by $691,158 from forfeited nonvested accounts.

10.	Tax Status

The IRS has determined and informed the Company by letter dated May 12, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the events discussed below.

As discussed in Note 3, the DKB and Alpine plan assets were merged into the Plan in early April 2016. The transfer of the DKB and Alpine assets were approximately $3.2 million and $0.8 million, respectively. These will be recorded as transfers of plan assets into the Plan during the 2016 plan year. There were no significant changes to the Plan as a result of the merger.

Flowers Foods, Inc.

401(k) Retirement Savings Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015 EIN No. 58-2582379 / Plan Number 004

(a) Party in Interest	(b) Identity of issue or borrower	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Putnam Stable Value Fund	Collective Investment Trust at fair value; 49,296,270 shares		$49,296,270

	Dodge & Cox Stock Fund	Mutual Fund; 498,207 shares		81,093,160
*	Harbor Capital Appreciation ADM	Mutual Fund; 1,256,401 shares		75,472,012
	Western Asset Core Plus Bond	Mutual Fund; 6,451,360 shares		73,739,045
	George Putnam Balanced R5	Mutual Fund; 4,143,685 shares		68,660,854
	American Europacific Growth Fund	Mutual Fund; 862,676 shares		39,053,337
	Vanguard Institutional Index Fund	Mutual Fund; 197,204 shares		36,802,165
	Nationwide Geneva Small Cap	Mutual Fund; 489,682 shares		21,134,678
	William Blair Small Cap Value I	Mutual Fund; 782,410 shares		13,363,569

				409,318,820

*	Flowers Foods, Inc. Common Stock	Common Stock Fund; 2,793,156 shares		60,024,982
*	Flowers Foods, Inc. Common Stock	Federated Government Obligation Fund; 1,200,997 shares		1,200,997

*	Notes receivable from participants	Notes, with interest rates between 3.25% and 11.50%; maturity ranges from January 2016 to December 2030		24,129,994

				$543,971,063

*	Parties-in-Interest (See Note 8)

**	Cost information not required for participant-directed accounts

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k)

RETIREMENT SAVINGS PLAN

Date: June 15, 2016	By:	/s/ Karen Hickey
Karen Hickey
Chair, Plan Administrative Committee

Flowers Foods, Inc. 401(k) Retirement Savings Plan

Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP